Exhibit 12(a)

CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	12 Months Ended
	December 2006	December 2005	December 2004	December 2003	December 2002
	(In millions)
Income from Continuing Operations (Before Extraordinary Loss and Cumulative Effects of Changes in Accounting Principles)	$748.6	$535.9	$498.4	$409.4	$515.4
Taxes on Income, Including Tax Effect for BGE Preference Stock Dividends	343.1	155.4	110.2	213.7	292.6
Adjusted Income	$1,091.7	$691.3	$608.6	$623.1	$808.0
Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness	$315.9	$297.6	$315.9	$325.6	$265.9
Earnings Required for BGE Preference Stock Dividends	21.1	21.6	21.4	21.7	21.8
Capitalized Interest	13.7	9.9	9.7	11.7	42.5
Interest Factor in Rentals	4.5	6.1	4.1	3.5	2.1
Total Fixed Charges	$355.2	$335.2	$351.1	$362.5	$332.3
Amortization of Capitalized Interest	$4.3	$3.7	$2.8	$2.4	$1.3
Earnings (1)	$1,437.5	$1,020.3	$952.8	$976.3	$1,099.1
Ratio of Earnings to Fixed Charges	4.05	3.04	2.71	2.69	3.31

Certain prior-year amounts have been reclassified to conform with the current year’s presentation.

(1)   Earnings are deemed to consist of income from continuing operations (before extraordinary items, cumulative effects of changes in accounting principles, and income (loss) from discontinued operations) that includes earnings of Constellation Energy’s consolidated subsidiaries, equity in the net income of unconsolidated subsidiaries, income taxes (including deferred income taxes, investment tax credit adjustments, and the tax effect of BGE’s preference stock dividends), and fixed charges (including the amortization of capitalized interest but excluding the capitalization of interest).